UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF
THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER
SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 0-19292

Bluegreen Corporation Retirement Savings Plan

(Exact name of registrant as specified in its charter)

4960 Conference Way North, Suite 100

Boca Raton, Florida 33431

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Interests in the Bluegreen Corporation Retirement Savings Plan

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1) ☐

Rule 12g-4(a)(2) ☐

Rule 12h-3(b)(1)(i) ☒

Rule 12h-3(b)(1)(ii) ☐
Rule 15d-6 ☐

Approximate number of holders of record as of the certification or notice date: None*

* Bluegreen Corporation’s common stock has been eliminated as an investment option under the Bluegreen Corporation Retirement Savings Plan (the “Plan”). Therefore, the interests in the Plan are exempt from registration. Accordingly, this Form 15 has been filed to suspend the Plan’s duty to file reports under Section 15(d) of the Securities Exchange Act of 1934, including on Form 11-K.

Pursuant to the requirements of the Securities Exchange Act of 1934, the Bluegreen Corporation Retirement Savings Plan has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

BLUEGREEN CORPORATION RETIREMENT SAVINGS PLAN

Date: June 24, 2011	By:	/s/ Anthony M. Puleo
Anthony M. Puleo,
Senior Vice President, Chief Financial Officer
and Treasurer